Exhibit 1

ELBIT VISION SYSTEMS LTD.

FOR IMMEDIATE RELEASE

Elbit Vision Systems Ltd. Announces Results for First
Quarter of 2007

	Amounts in US$ thousands for 3 months ending 31 March
	2007	2006

Net Sales	5,053	3,817	32% Increase
Net Profit	1	(1,090)	Transition from Loss to Profit
EBITDA	632	(550)	Transition from Loss to Profit

Kadima, Israel, May 14 , 2007 – Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB), a global leader in the field of automatic in-line optical web inspection and quality monitoring systems, announced today its consolidated financial results for the first quarter ended March 31, 2007.

Financial Results

        Revenues for the first quarter of 2007 were $5 million, an increase of 32% compared with $3.8 million in the first quarter of 2006. EBITDA for the first quarter of 2007 was $0.632 million, or $0.02 per share, compared to an EBITDA loss of $0.550 million, or $0.02 per share, for the first quarter of 2006.

Gross Profit

        Gross profit before amortization and stock based compensation for the first quarter of 2007 was $2.5 million representing 49.2% of our sales, an increase of 92% compared with $1.3 million in the first quarter of 2006 which represented 33% of our sales.

Operating Profit

        Operating profit before amortization and stock based compensation for the first quarter of 2007 was $0.586 million representing 11.6% of our sales, compared with a loss of $0.652 million in the first quarter of 2006.

Record Backlog

To date, the Company has built a backlog of firm orders totaling $14.7 million (excluding the first quarter), the majority of which is expected to be shipped during 2007.

“We are pleased with our results for the first quarter” said Mr. David Gal EVS’ Chairman and CEO. “During recent months we have seen a significant improvement in our financial results, much of it being attributable to the successful implementation of our reorganization plan (announced in October 2006). By carefully focusing our efforts on selected target markets and improving our cost structure, we have succeeded in building a firm backlog which we expect to improve our financial results in 2007".

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic in-line inspection and quality monitoring systems used to improve product quality and increase production efficiency. The Company’s Industrial Division provides automatic optical inspection (AOI) and non-destructive ultrasound inspection systems for heavy manufacturing (automotive, aeronautics, steel and others). EVS maintains headquarters and manufacturing in Israel, R&D operations in Israel, and offers global sales and support coverage.

Safe Harbor:
This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.evs.co.il

Contact:

Yaron Menashe, CFO
Phone: +972-9-8661-601 Email: yaron@evs-sm.com

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2007
IN U.S. DOLLARS

	Mar-31		Dec-31
	2007	2006	2006
	U.S. dollars in thousands (except per share data)

Assets

CURRENT ASSETS:
Cash and cash equivalents	663	975	1,060
Restricted deposit	920	1,556	688
Accounts receivable:
Trade	3,981	2,303	3,198
Other	895	929	603
Inventories	4,107	4,533	3,968
Assets hels for sale	-	2,222	-

Total current assets	10,566	12,518	9,517

LONG-TERM RECEIVABLES:

Severance pay fund	1,760	1,639	1,891
Other long-term receivables	641	106	1,066

Total long-term receivables	2,401	1,745	2,957

PROPERTY, PLANT AND
EQUIPMENT - net of
accumulated depreciation and
amortization	558	563	455

OTHER ASSETS AND DEFERRED CHARGES -
net of accumulated amortization:
Goodwill	3,532	2,585	2,363
Other intangible assets	3,930	4,598	4,098

	7,462	7,183	6,461

Total assets	20,987	22,009	19,390

	Mar-31			Dec-31
	2007	2006		2006
	In thousands

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit from banks	6,764	2,384		4,713
Current maturities of loan from Related Parties	160	160		160
Short term loan from bamks				2,015
Accounts payable:
Trade	3,556	1,716		3,502
Deferred revenues	1,515	2,919		1,617
Other	3,888	4,809		3,583
Liabilities associated with assets held for sale	-	442		-

Total current liabilities	15,883	12,430		15,590

LONG-TERM LIABILITIES:
Loans and other liabilities (net of current maturities)	-	2,000		-
Loans from Related Parties(net of current maturities)	729	292		609
Accrued severance pay	2,103	2,048		2,190

Total long-term liabilities	2,832	4,340		2,799

Total liabilities	18,715	16,770		18,389

SHAREHOLDERS' EQUITY	2,272	5,239	(*)	1,001 (*)

Total liabilities and shareholders' equity	20,987	22,009		19,390

(*) After reduction of $1,168 shares held in escrow

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007
IN U.S. DOLLARS

	3 months ended		year ended
	Mar-31		December 31,
	2007	2006	2006
	U.S. dollars in thousands (except per share data)

REVENUES	5,053	3,817	16,997

COST OF REVENUES	2,697	2,712	10,576

CHARGES ASSOCIATED WITH RAILWAYS OF INDIA		-	1,660

GROSS PROFIT	2,356	1,105	4,761

RESEARCH AND DEVELOPMENT
EXPENSES - net	625	762	2,562
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	1,091	826	4,149
General and administrative	285	449	1,870
Reorganization expenses	-	-	200

OPERATING (LOSS) INCOME	355	(932)	(4,020)

FINANCIAL (EXPENSES) INCOME - net	(351)	(89)	(1,332)
OTHER (LOSS) INCOME - net	(1)	(8)	(5)

INCOME (LOSS) BEFORE TAXES ON INCOME	3	(1,029)	(5,357)

TAXES ON INCOME	2	1	5

INCOME (LOSS) FOR THE PERIOD BEFOR DISCONTINUED OPERATION	1	(1,030)	(5,362)

INCOME (LOSS) OF OPERATION OF DISCONTINUED COMPONENTS	-	(60)	(180)

NET LOSS ON DESPOSILE OF DISCONTINUED OPERATION	-	-	(551)

EARNING (LOSS) BEFORE AMORTIZATION AND STOCK BASED
COMPENSATION EXPENSES	1	(1,090)	(6,093)

AMORTIZATION DUE TO ACQUISITIONS	167	196	670
STOCK BASED COMPENSATION EXPENSES	190	149	710

EARNING (LOSS) BEFORE AMORTIZATION AND DISCONTINUED
OPERATION	358	(685)	(3,982)

EARNING (LOSS) PER SHARE BASIC	0.0000	(0.0399)	(0.2120)
EARNING (LOSS) PER SHARE DILUTED	0.0000	(0.0399)	(0.2120)
WEIGHTED AVERAGE NUMBER
OF SHARES USED IN
COMPUTATION OF LOSS PER
SHARE:
BASIC (IN THOUSANDS)	29,516	27,347	28,778
DILUTED (IN THOUSANDS)	29,516	27,347	28,778